SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/2/2022


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
753,706

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
753,706


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
753,706 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.37%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
1,017,509

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,017,509


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,017,509 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.90%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
1,017,509

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,017,509


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,017,509 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.90%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of First Trust Dymanic Eurpoe Equity Income Fund
("FDEU" or the "Issuer").

The principal executive offices of FDEU are located at

120 East Liberty Drive, Suite 400
Wheaton, IL 60187



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLP (a Delaware Limited Liability Partnership), Phillip Goldstein, and Andrew Dakos.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLP is a registered investment adviser.
Messrs. Goldstein and Dakos are partners of Bulldog
Investors,LLP.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein and Dakos is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLP and on behalf of a registered closed-end investment company for which Messrs. Goldstein and Dakos have investment and voting authority.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons intend to communicate with the Fund's board of trustees regarding possible measures to address the Fund's double-digit trading discount to net asset value.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on 08/29/2022 there were 17,231,908 shares of common stock outstanding as of 6/30/2022. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of November 11, 2022 Bulldog Investors, LLP is deemed to be the beneficial owner of 753,706 shares of FDEU (representing 4.37% of FDEU's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.

As of November 11, 2022, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 1,017,509 shares of FDEU (representing 5.90% of FDEU's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 0 shares. Bulldog Investors, LLP has shared power to dispose of and vote 753,706 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of FDEU's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 263,803 shares.


c) During the past 60 days the following shares of FDEU were bought.

Date			Shares		 Price
9/12/2022		25,000		10.9478
9/19/2022		25,000		10.4170
9/21/2022		19,130		10.2619
9/22/2022		5,870		10.0015
9/22/2022		15,715		10.0315
9/23/2022		10,575		9.8452
9/23/2022		1,412		9.8300
9/26/2022		500		9.5393
9/28/2022		7,891		9.6257
9/30/2022		18,373		9.5521
10/3/2022		4,079		9.7437
10/5/2022		16,448		10.0493
10/10/2022		10,000		9.6319
10/11/2022		3,267		9.5349
10/11/2022		2,128		9.6316
10/12/2022		42,900		9.5262
10/13/2022		50,000		9.6337
10/14/2022		2,000		9.5408
10/17/2022		50,000		9.8613
10/21/2022		66,195		9.8740
10/24/2022		21,073		9.9504
10/25/2022		35,156		10.1306
10/26/2022		32,566		10.2517
10/28/2022		18,585		10.3274
10/31/2022		950		10.2900
11/1/2022		23,700		10.3648
11/2/2022		12,001		10.3720
11/3/2022		15,994		10.0816
11/4/2022		19,200		10.4240
11/7/2022		20,000		10.4859
11/8/2022		930		10.6300
11/8/2022		5,800		10.6199
11/8/2022		12,982		10.6236
11/9/2022		20,000		10.4859


d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/14/2022

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 14th day of November, 2022, by and among Bulldog Investors, LLP, Phillip Goldstein and Andrew Dakos.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of First Trust Dynamic Europe Equity Income Fund (FDEU), each of the parties to this Agreement is required to file a statement containing the information required by
Schedule 13D with respect to the same holdings of FDEU;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


BULLDOG INVESTORS, LLP
By:/s/ Andrew Dakos
	Andrew Dakos, Partner